As filed with the Securities and Exchange Commission on December 24, 1996

                                                            Registration No. 33-

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933

                                NOXSO CORPORATION
             (Exact name of registrant as specified in its charter)

               Virginia                                  54-1118334
    (State or other jurisdiction of         (I.R.S. Employer Identification No.)
     incorporation or organization)

                                 2414 Lytle Road
                              Bethel Park, PA 15102
                                 (412) 854-1200
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)


                                  Lewis G. Neal
                                    President
                                NOXSO Corporation
                                 2414 Lytle Road
                         Bethel Park, Pennsylvania 15102
                                 (412) 237-2250
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)


                                   Copies to:
                              David J. Hirsch, Esq.
                Doepken Keevican & Weiss Professional Corporation
                              37th Floor, USX Tower
                                600 Grant Street
                         Pittsburgh, Pennsylvania 15219

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement as determined by market conditions.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [x]

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement for the same offering. [ ]

          If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                         CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------------------------------------------
                                                               Proposed            Maximum
 Title of each class of                 Amount to               Maximum            Aggregate              Amount of
Securities to be registered            be Registered         Offering Price     Offering Price (1)     Registration Fee
                                                              Per Share (1)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value
$.01 per share. . . . . . . .         463,299 shares             $2.47            $1,144,349              $346.77
------------------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) at $2.47 per share on the basis of the average of the high and low reported sales prices on December 18, 1996.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                 Subject to Completion, Dated December 24, 1996
                                   PROSPECTUS


                                 463,299 Shares

                                NOXSO CORPORATION

                                  Common Stock
                           (par value $.01 per share)

                                ----------------

     This Prospectus relates to 463,299 shares (the "Shares") of common stock, par value $.01 per share (the "Common Stock"), of NOXSO Corporation, a Virginia corporation (the "Company"), which may be offered and sold from time to time by the selling stockholders named herein (the "Selling Stockholders"). See "Selling Stockholders." This Prospectus does not relate to the sale or issuance by the Company of any Common Stock. The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders.

     The distribution of the Shares by the Selling Stockholders will be effected directly by means of ordinary brokers' transactions or, in cash or exchange transactions, to one or more institutional purchasers or through sales agents in one or more transactions by means of ordinary brokers' transactions, block transactions (which may involve crosses) in accordance with the rules of Nasdaq, privately negotiated transactions or a combination of such methods of sale, in each case at market prices prevailing at the time of sale or at negotiated prices acceptable to the Selling Stockholders. See "Plan of Distribution." The Company will pay the expenses of registration of the Shares.

     The Company's Common Stock is traded on the Nasdaq Small Cap Market System under the symbol "NOXSO." The last sale price of the Common Stock on December 18, 1996 as reported on the Nasdaq Small Cap System was $2.47.

The securities offered hereby involve a high degree of risk. See "Risk Factors."

                                ----------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                ----------------

THE INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO

THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THE PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                ----------------


                           The date of this Prospectus
                              is __________, 199___

                                TABLE OF CONTENTS

                                                                 Page
                                                                 ----

Available Information .............................................3
Incorporation of Certain Documents ................................4
The Company....................................................... 5
Risk Factors...................................................... 6
Use of Proceeds...................................................11
Selling Stockholders..............................................12
Plan of Distribution..............................................13
Legal Matters.....................................................13
Experts...........................................................13


                              AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and should be available at the Commission's Regional Offices at Seven World Trade Center, 13th Floor, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material also can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W.,
Washington, D.C. 20549, at prescribed rates. The Commission also maintains a "web site" that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such site is "http://www.sec.gov".

     In addition, the Company's Common Stock is traded on the Nasdaq Small Cap Market System under the symbol "NOXSO" and such documents described herein can also be inspected by contacting the Market Operations Department of Nasdaq at 80 Merritt Boulevard, Trumbull, Connecticut 06611.

     This Prospectus constitutes a part of a Registration Statement filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus omits certain of the information contained in the Registration Statement in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Company and the Common Stock. Statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the Commission by the Company (File No. 0-17454) pursuant to the Exchange Act are incorporated by reference in this
Prospectus:

     1.   Annual Report on Form 10-K for the Year ended June 30, 1996.

     2.   Quarterly  Report on Form 10-Q for the  Quarter  ended  September  30,
          1996.

     3. The description of the Common Stock contained in the Company's Registration Statement on Form 8-A filed on February 1, 1989.

     Each document filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock pursuant hereto shall be deemed to be incorporated by reference in this Prospectus and to be a part of this Prospectus from the date of filing of such document. Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that a statement contained in this Prospectus, or in any subsequently filed document that also is or is deemed to be incorporated by reference in this Prospectus, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the request of any such person, a copy of any or all of the documents which are incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to NOXSO Corporation, 2414 Lytle Road, Bethel Park, Pennsylvania 15102 to the attention of Rita E. Bolli, Director of Investor Relations, telephone (412) 854-1200.

                                   THE COMPANY

     NOXSO   Corporation   (the  "Company")  is  a  development   stage  company
incorporated in Virginia on August 28, 1979. The principal executive offices of the Company are located at 2424 Lytle Road, Bethel Park, Pennsylvania 15102.

     The Company is principally engaged in developing, testing, and marketing a process that is a dry post-combustion emission control technology which uses a regenerable sorbent to remove a high percentage of sulfur dioxides ("SO2") and nitrogen oxides ("NOx"), pollutants which cause "acid rain" and ground level ozone from flue gas generated by burning fossil fuel (the "NOXSO Process"). The Federal Clean Air Act and regulations thereunder regulate emission of these pollutants by imposing a limitation on the amount of each pollutant that a generator (in this case, a power plant) may release into the atmosphere. Amendments to the Clean Air Act adopted in 1990 will force drastic cuts in SO2 emissions and place caps on nationwide SO2 and NOx emissions from fossil fuel boilers. Since inception, the Company has dedicated substantially all its resources to the acquisition, development and testing of the NOXSO Process.

     The NOXSO Process is distinguishable from current conventional flue gas desulfurization processes in that it does not use liquids or slurries in a "scrubber" and does not generate quantities of solid waste requiring disposal. More importantly, it captures and removes nitrogen oxides as well as sulfur oxides while conventional "scrubbers" capture and remove sulfur oxides only. Upon completion of the NOXSO Process, the sulfur is recovered (and can be sold), and the nitrogen is released into the atmosphere. In demonstrations conducted to date, between 70% and 95% of the nitrogen oxide emissions and in excess of 95% of the sulfur oxide emissions were simultaneously removed.

     In August 1994, the Company entered into a Project Agreement (the "Alcoa Project Agreement") with Alcoa Generating Corporation ("Alcoa") for the design, construction, and operation of a proposed demonstration facility (the "NOXSO Commercial Demonstration Facility") at Alcoa's Warrick Generating Station in
Newburgh, Indiana (the "Alcoa Project"). The project definition and design phases of the Alcoa Project have been completed by the Company, and the construction phase was commenced in June 1995. The Company has received all necessary approvals from the U.S. Department of Energy (" DOE") to proceed to complete the Alcoa Project. As a part of the approval, the DOE, which had previously agreed to provide funding for development of a full-scale commercial demonstration of the NOXSO Process, increased the funding for its share of costs for the project from $33 million to $41.1 million. The Company is currently negotiating to obtain financing for its share of project costs. See "Risk Factors-Immediate Need for Additional Financing".

     In April 1995, the Company entered into a License, Construction, Lease and Sulfur Supply Agreement (the "Olin Agreement") with Olin Corporation ("Olin"). Under the Olin Agreement, the Company is constructing a complementary facility (the "Olin Facility") at Olin's plant in Charleston, Tennessee, that is to convert elemental sulfur which, after the Alcoa Project is completed, is to be generated as a by-product of the Alcoa Project, into liquid sulfur dioxide (the "Olin Project").

     The Company is also engaged in utilizing its engineering expertise to develop other technologies, processes, sorbents and facilities that can be used to assist in complying with environmental laws, although all such efforts are at this time developmental in nature. The Company also from time to time performs research and development for others on a project basis. In addition, the Company is offering construction management services to others through its 70%- owned subsidiary, PROJEX, Inc.

                                  RISK FACTORS

     An investment in the shares of Common Stock offered hereby involves a high degree of risk. Shares should not be purchased by persons who cannot afford the possibility of loss of their entire investment. Prospective investors should carefully consider the following risk factors in evaluating an investment in the Company.

Immediate Need for Additional Financing

     The Alcoa Project Agreement requires that the Company have in hand by a designated date financial resources available for the performance of its obligations under the Alcoa Project Agreement of at least $35 million in addition to funds provided by the DOE. If such financing is not in hand by the designated date, Alcoa has the right, at its option, to terminate its obligations under the Alcoa Project Agreement. The designated date under the Alcoa Project Agreement, which was originally October 31, 1996, has recently been extended by Alcoa to January 31, 1997. The Company does not believe that Alcoa will extend the date beyond January 31, 1997.

     The funds needed, in excess of those available from the DOE, to complete the proposed demonstration facility are to be provided from equity capital and the proceeds of a series of bonds. On September 16, 1996, the Indiana Development Finance Authority (the "Authority") adopted resolutions approving the issuance of $40 million of Bonds (the "Bonds") to fund the Alcoa Project. The Company is still seeking to resolve certain concerns of representatives of the Authority and has been informed by those representatives that the Authority intends to perform additional due diligence regarding the Company and its ability to repay the Bonds should project revenues be insufficient to fully repay the Bonds.

     In order to satisfy conditions to the issuance of the Bonds, among other things, the Company must obtain additional equity capital of approximately $5 million prior to January 31, 1997. Of the additional equity capital, $2.5 million is to be used to fund one-half of a supplemental reserve to secure the Bonds. The remainder is to be used to repay a portion of certain outstanding indebtedness of the Company (i) to Olin in respect of a loan in the amount of $1,874,000 bearing interest at the rate of 10% per annum, (ii) to Praxair, Inc. ("Praxair"), an air products company that has agreed to defer payment of the $2,700,000 balance owed for work done by Praxair in connection with the Olin Project and (iii) in respect of a short term commercial loan in the amount of $250,000 bearing interest a rate of 9.75% used to satisfy costs related to obtaining a letter of credit. The maturities of the loan from Olin and the short term commercial loan have been extended to January 31, 1997. Under the Company's agreement with Praxair, the Company has agreed to pay late charges of .3% a week from the date of each outstanding invoice and to assign revenues it is entitled to receive under the Olin Agreement to Praxair until the Company's obligations to Praxair are paid in full.

     An additional condition to issuance of the Bonds is that the County of Warrick, Indiana must fund or irrevocably commit to fund, in cash or by causing a letter of credit or its equivalent to be issued, $2.5 million to fund the other half of the supplemental reserve. In addition, the Company has not entered into a final agreement with the issuer of a direct-pay letter of credit required to support and secure the Bonds.

     In addition to the equity capital required to satisfy conditions to the issuance of the Bonds, the Company expects it will be necessary to raise additional equity capital, which it will use to pay the costs of the NOXSO Commercial Demonstration Facility, enabling it to lower the amount of Bonds that the Authority must issue to finance the NOXSO Commercial Demonstration Facility.

     The Company intends to seek to raise the required $5 million of equity capital and additional equity capital through private placements of its common stock and/or subordinated debt securities that are convertible into common stock, the terms of which placements are presently being negotiated and are contingent upon the satisfactory completion of due diligence and other conditions. Any shares issued in the private placements or upon conversion of subordinated debt securities are expected to contain restrictions on resale in accordance with federal securities laws and, thus, are expected to be sold at a discount to the market price of freely tradeable shares.

     There can be no assurance that the Company can raise the required or additional equity capital or that the Bonds can be sold prior to January 31, 1997, the date by which the Alcoa Agreement, as amended, presently requires that the Company have in hand financial resources available for the performance of its obligations under the Alcoa Project Agreement of at least $35 million in addition to funds to be provided by the DOE. If such financing is not in hand by that date, Alcoa has the right, at its option, which the Company expects it to exercise, to terminate its obligations under the Alcoa Project Agreement.

     At December 20, 1996 negotiations regarding funding are in process. If such funding is not secured, the Company may not be able to complete a full-scale demonstration facility and repay its outstanding indebtedness. In addition, if the Company is unable to fund its share of project costs or timely complete the Alcoa Project, the Company expects to lose its DOE funding. This matter raises substantial doubt about the Company's ability to continue as a going concern. If the Company is unable to continue as a going concern, the Company's ability to recover its construction in progress is uncertain.

Failure of the Alcoa Project to Perform as Expected; Termination of the Alcoa Project Agreement

     The Alcoa Project represents the first full-scale commercial demonstration of the NOXSO Process. Payments to the Company under the Alcoa Project Agreement will consist of SO2 Allowances ("Allowances"). Allowances are granted to generators of SO2 under a program established by the Environmental Protection Agency ("EPA") under the Clean Air Act amendments of 1990 and allow generators to generate one ton of SO2 emissions during the year of use. Allowances which are not expended in a year can be applied to future use or sold to others to permit them to emit SO2. No system similar to the SO2 allowance system has yet been adopted relating to NOx emissions. If such a system is adopted, the Alcoa Project Agreement contemplates that the Company receive a to-be-agreed-upon benefit relating to NOx allowances.

     The Company contemplates generating cash flow by selling Allowances which it earns under the Alcoa Project Agreement. Because commercial feasibility of the NOXSO Process has not yet been fully demonstrated, it is possible that the Alcoa Project will not perform as expected, which could substantially reduce the number of Allowances that the Company receives under the Alcoa Agreement or which could result in a termination by Alcoa of the Alcoa Project Agreement. A substantial reduction in the number of Allowances that the Company receives under the Alcoa Project Agreement could have a material impact on the cash flows that the Company intends to use to service the Bonds.

     If the NOXSO Process does not work as expected or, in certain other instances, including if there is a cessation in the Allowance program or some other legislative change or event that results in a substantial reduction in the Allowances available to Alcoa, Alcoa has the right to terminate the Alcoa Project Agreement. Alcoa also has the right, subject to certain conditions to terminate the agreement if it ceases to operate the unit at its Newburgh,
Indiana  plan  (Unit  Number  2) that is to  provide  the flue gas  stream to be treated at the NOXSO Commercial Demonstration Facility; under certain circumstances, the Company has the right to treat the flue gas from a different unit at Alcoa's Newburgh plant if Alcoa ceases to operate Unit Number 2. Termination of the Alcoa Project Agreement would in all likelihood result in acceleration of the Company's obligations with respect to the Bonds, which the Company would likely be unable to pay, and would in addition in all likelihood make it impossible for the Company to market or sell the NOXSO Process to other parties.

     Because the Alcoa Project represents the first full-scale commercial demonstration of the NOXSO Process, expenses to operate and maintain the project may exceed the Company's expectations even if the project otherwise performs in accordance with those expectations. In such event, the Company would have to use cash generated from other operations to fund those expenses. The Company, as a development-stage company, does not at this time have other significant operations that would provide such cash flow, and unless it develops such operations and/or is able to effectively market the NOXSO Process (which may not be possible if as a result of the additional expense of operation, the NOXSO Process fails to operate effectively and economically as compared to competing technologies), the Company may be unable to generate revenues to fund such costs.

     In addition, the market for Allowances is not well-developed, having developed since the implementation of the amendments to the 1990 Clean Air Act in 1995, and there can be no certainty that the market price for Allowances will be in accordance with Company's expectations. In such event, the funds that the Company currently expects to receive from the sale of earned Allowances will not be available to service the Bonds.

Matters Relating to the Olin Agreement

     If the Olin Facility fails to perform and provide Olin with sulfur dioxide in accordance with the specifications set forth in the Olin Agreement, Olin will not be required to pay to the Company $3 million annually for 16,000 short tons of elemental sulfur, which will most likely make it impossible for the Company to service the Bonds.

     Although the Company expects to pay for elemental sulfur to satisfy its obligations under the Olin Agreement until April 1998, the month that the Alcoa Project is scheduled to be operational, it does not expect to pay for elemental sulfur after said month. If the NOXSO Commercial Demonstration Facility fails to produce elemental sulfur commencing in May 1998 in such quantities as will enable it to be used to satisfy the Company's obligation to deliver to Olin 16,000 short tons of elemental sulfur per year pursuant to the Olin Agreement, the Company will be required to purchase additional elemental sulfur for delivery to Olin. Based on historical prices for elemental sulfur, it is anticipated that the cost of elemental sulfur purchased in the open market will be approximately 12% to 25% of the consideration the Company is to receive from Olin under the Olin Agreement. Such an expenditure, if required for any significant period of time after April 1998, could have a material adverse impact on the cash flows that the Company intends to use to service the Bonds.

     In addition, if the Company fails to substantially complete the Olin Facility by April 1, 1997, Olin will have the right to terminate the Olin Agreement.

Revenues to Serve as Security for Bonds

     Revenues from the NOXSO Commercial Demonstration Facility and the Olin Facility will be required to be held in trust to secure repayment of the Bonds until they are paid in full in the year 2011. Accordingly, those revenues will not be available to the Company to pay its ordinary operating expenses and to provide for its cash flow needs, other than those specifically related to the Alcoa Project or the Olin Project. As a result, the Company will have to find other sources of funds to provide for its ordinary operating and cash flow needs. Consequently, even if the NOXSO Commercial Demonstration Facility operates sufficiently well to enable the Company to service the Bonds, if it fails to meet the expectations of the Company's prospective customers or to operate effectively and economically as compared to competing technologies, the Company may be unable to generate revenues to meet its other needs or, ultimately, to establish the NOXSO Process as a viable competitor in the marketplace.

Net Losses and Accumulated Deficit

     The Company has incurred substantial net losses in each year of its operations. To date, the Company has not derived any revenues from operations. All revenues to date have consisted of research funding, government grants, reimbursement of project costs and interest income, aggregating $8.5 million through September 30, 1996. As a result of the significant expenses incurred from inception through September 30, 1996 in connection with the acquisition, development and testing of the NOXSO Process, as well as general and administrative expenses that have been incurred, the Company had an accumulated deficit of $12.0 million at September

30, 1996. Since inception through June 30, 1996, the Company's total costs and expenses were $20.5 million, including $7.7 million relating to salaries and benefits. The Company anticipates that it will continue to incur losses at least through 1997, and there can be no assurance that it will be able to achieve revenue growth or profitability on an ongoing basis in the future.

Competition

     The market for pollution control equipment is directly impacted by environmental laws and regulations. Federal, state, and local governments have enacted laws which set required reductions in pollutant emissions levels for certain industries or specific source category within an industry by specific dates. The market for the NOXSO Process and the competition for a share of the market is, therefore, dependent upon deadlines set by regulators and commercial readiness of the NOXSO system.

     The pollution control business is highly competitive. Numerous companies are engaged in the construction of flue gas desulfurization systems, and there are a few companies now engaged in the development of regenerable systems (systems which, like the NOXSO Process, do not produce sludge for disposal). At this time, however, the market is dominated by companies marketing lime and limestone systems (sludge producing systems).

     Many of the companies engaged in the development or construction of flue gas emission control systems are well-established in this field. The dominant companies in the United States include General Electric, Babcock & Wilcox Company, Asea Brown Boveri, Wheelabrator, Joy Bischoff and Pure Air. The Company does not intend to construct pollution control facilities itself, but will seek to license the technology to major engineering firms engaged in the design and construction of pollution control equipment.

     A variety of clean coal technologies in addition to the NOXSO Process exists. The Company believes that where high removal levels of both sulfur and nitrogen oxides are required (currently the Northeast United States) and where there is a premium on minimizing solid waste, the NOXSO Process provides advantages over other competing systems, either currently in commercial use or under development. However, various factors may favor other technologies or solutions to satisfy the requirements of the Clean Air Act. It is not clear how or to what levels NOx emissions will be required to be reduced under the Clean Air Act. Furthermore, the NOXSO Process creates substantial material-handling issues, requires the use of corrosion-resistant materials and requires a significant initial capital expenditure which, in some instances, may exceed installation costs for alternative processes.

     In addition to direct competition from other companies engaged in development of flue gas desulfurization systems, the Company's process, because it relates to coal and high sulfur oil, is in competition with other available energy sources such as gas, nuclear energy and solar, geothermal and wind power. To the extent that any of these energy sources becomes more desirable or that coal becomes less desirable as an energy source, for political, environmental, economic or other reasons, the ability of the NOXSO Process to compete effectively may be adversely affected.

     Accordingly, the NOXSO Process will compete with a number of different technologies on the basis of technical and economic viability. In addition to being able to meet any required emission standards on an operating basis, the NOXSO Process treatment facility must be operationally cost efficient compared to alternative technologies.

No Dividends

     The Company has not paid any cash dividends on its Common Stock and does not expect to declare or pay any cash dividends for the foreseeable future. Any payment of dividends will be at the discretion of the Board of Directors and will depend on the earnings and financial requirements of the Company as well as other factors, including without limitation restrictions imposed by Virginia corporate law and restrictions anticipated to be imposed in the indenture pursuant to which the Bonds will be issued.

Shares Eligible for Future Sale

     The Company is currently in the process of offering approximately 1.8 million shares in private placements to accredited investors. All such shares when issued would be "restricted securities" as that term is defined in Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), and in the future may be sold in compliance with Rule 144 or pursuant to another exemption or pursuant to a registration statement filed under the Securities Act. Rule 144 provides generally that a person holding restricted securities for a period of two years may sell such securities in brokerage transactions subject to certain volume and other limitations. Rule 144 also permits, under certain circumstances, the sale of shares without any volume limitation by a person who is not an affiliate of the Company who has satisfied a three-year holding period. The terms of such private placements will require the Company to register for resale the shares issued in such private placements. Such sales or the perception that such sales might occur could adversely affect prevailing market prices for the Common Stock and the ability of the Company to raise equity capital.

Dependence on Key Personnel

     The Company's success depends on a number of key management, technical and operational personnel for the management of operations and the continued development of the NOXSO Process. The loss of one or more of these people could have an adverse effect on the Company's business and results of operations. The Company depends on its continued ability to attract and retain highly skilled and qualified personnel. There can be no assurance that the Company will be successful in attracting and retaining such personnel.

                                 USE OF PROCEEDS

     The Common Stock sold pursuant to this Prospectus will be sold by the Selling Stockholders for their own accounts, and the Company will not receive proceeds from such sales.

                              SELLING STOCKHOLDERS

     The table below sets forth information regarding the Selling Stockholders as of December 18, 1996: (i) the name of each Selling Stockholder (none of which other than Ms. Bolli, who is the Company's Manager of Marketing, have had positions, offices or other material relationships with the Company during the past three years), (ii) the number of shares of Common Stock owned beneficially or of record by such Selling Stockholder, (iii) the number of shares of Common Stock offered by such Selling Stockholder and (iv) the number of shares of Common Stock to be owned by such Selling Stockholder after completion of the offering, assuming all of the Shares being offered hereby are sold.

-----------------------------------------------------------------------------------------------------------
                                                                                 Ownership After
     Name of Selling         Number of Shares       Number of Shares               Offering
       Stockholder            Owned Prior to          Being Offered           Number       Percent
                                 Offering                                    of Shares     of Class
-----------------------------------------------------------------------------------------------------------
Duck Partners L.P.              93,458(1)               93,458                  0           0(2)
J.M. Hull Associates,          126,610(1)              126,610                  0           0(2)
L.P.
Hull Overseas, Ltd.             93,458(1)               93,458                  0           0(2)
Donald B. Marburger            145,773                 145,773                  0           0
Rita E. Bolli                   12,000(3)                4,000              8,000(3)        Less than 1%
-----------------------------------------------------------------------------------------------------------

(1) J. Mitchell Hull is a general partner of Duck Partners L.P. and J. M. Hull Associates L.P. and a director of Hull Overseas, Ltd. Thus, shares owned by any of Duck Partners L.P., J.M. Hull Associates L.P. and Hull Overseas, Ltd. (the "Hull Entities") (aggregating 313,526) may be deemed to be beneficially owned by each of them. Of the shares owned prior to the Offering by Duck Partners L.P., J.M. Hull Associates L.P. and Hull Overseas, Ltd., 46,729, 63,305 and 46,729, respectively are shares issuable on exercise of Warrants exercisable at a price of $4.28 per share (the "Warrants").

(2) Assumes that the Warrants are exercised and the shares issuable on exercise thereof are sold in the Offering.

(3) Of the shares owned by Ms. Bolli prior to and after the Offering, 3,000 are shares issuable on exercise of options granted under the Company's 1990 Stock Option Plan.

     The Shares of Common Stock offered hereby were sold to the Hull Entities and Mr. Marburger in private placements and to Ms. Bolli pursuant to an employee stock option plan. Under the Subscription Agreement pursuant to which 145,773 shares of Common Stock were issued to Mr. Marburger, the Company agreed to use its best efforts to file a registration statement with respect to such shares and to cause such registration statement to be declared effective. Under the Subscription Agreement pursuant to which 156,763 shares, and Warrants to purchase an additional 156,763 shares, were issued to the Hull Entities, the Company agreed to include such shares under certain circumstances in a registration statement filed by the Company.

                              PLAN OF DISTRIBUTION

     The Shares may be offered and sold by the Selling Stockholders pursuant to this Prospectus from time to time directly by means of ordinary brokers' transactions or, in cash or exchange transactions, to one or more institutional purchasers or through sales agents by means of (i) ordinary brokers' transactions, (ii) block transactions (which may involve crosses) in accordance with the rules of Nasdaq, in which the Selling Stockholders' agents may attempt to sell the Shares as agent but may position and resell all or a portion of the Shares as principal, (iii) privately negotiated transactions or (iv) a combination of any such methods of sale, in each case at market prices prevailing at the time of sale or at negotiated prices acceptable to the Selling Stockholders. In connection therewith, distributors' or sellers' commissions may be paid or allowed which will not exceed those customary in the types of transactions involved. If any sales agent of the Selling Stockholders purchases the Shares as principal, it may resell such shares by any of the methods of sale described above.

     The can be no assurance that the Selling Stockholders will sell any or all of the Shares offered hereunder.

                                  LEGAL MATTERS

     The validity of the Common Stock being offering  hereby will be passed upon
for  the  Company  by  Doepken  Keevican  &  Weiss   Professional   Corporation,
Pittsburgh, Pennsylvania.

                                     EXPERTS

     The financial statements and the related financial statement schedule incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended June 30, 1996 have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto which is incorporated herein by reference, and have been so incorporated in reliance upon the authority of said firm as experts in giving said report. Reference is made to said report which includes an explanatory paragraph discussing the Company's ability to continue as a going concern.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

     The following table sets forth the expenses in connection with the issuance and distribution of the Common Stock being registered. All of the amounts shown are estimates, except the SEC registration fee.

Registration fee .............................      $346.77
Blue Sky fees and expenses   .................
Printing and engraving expenses ..............
Legal fees and expenses ......................
Accounting fees and expenses .................
Miscellaneous ................................
                                                    -------
    Total ....................................      $

Item 15. Indemnification of Directors and Officers.

     The Articles of Incorporation of the Company, as amended (the "Articles") provide that each director and officer (and his heirs, executors and administrators) shall be indemnified by the Company against reasonable costs and expenses incurred by him in connection with any action, suit, or proceeding to which he may be made a party by reason of his being or having been a director or officer of the Company, except in relation to any action, suit or proceeding in which he has been adjudged liable because of negligence or misconduct (which is to mean willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his office). In the absence of an adjudication which expressly absolves the director or officer of liability to the Company or its stockholders for negligence and misconduct, or in the event of a settlement, each director and officer (and his heirs, executors and administrators) is to be indemnified by the Company against payments made, including reasonable costs and expenses, (i) upon the prior determination by a resolution of two-thirds of those members of the Board of Directors of the Company who are not involved in the action, suit or proceeding that the director or officer has no liability by reason or negligence or misconduct, or (ii) if a majority of the members of the Board of Directors of the Company are involved in the action, suit or proceeding, upon determination made by a written opinion of independent counsel. The Articles of Incorporation also provide that such a determination by the Board of Directors or by independent counsel, and the payments of amounts by the Company on the basis thereof, shall not prevent a stockholder from challenging such indemnification by appropriate legal proceedings on the grounds that the person indemnified was liable to the Company or its security holders by reason of negligence or misconduct. The Articles provide that the rights and indemnification contained in the Articles shall not be exclusive of any other rights to which the officers and directors may be entitled according to law.

     Article 10 of the Virginia Stock Corporation Act (the "VSCA") authorizes the indemnification of an individual made party to a proceeding because he is or was a director or officer of a corporation against liability incurred in the proceeding (including the obligation to pay a judgment, settlement, penalty, fine, including any excise tax assessed with respect to an employee benefits plan, or reasonable expenses (including counsel fees) incurred with respect to the proceeding) if (i) such individual conducted himself in good faith and believed, in the case of conduct in his official capacity with the corporation, that his conduct was in its best interests and, in all other cases, that his conduct was at least not opposed to its best interests; and (ii) in the case of any criminal proceeding, that he had no reasonable cause to believe his conduct was unlawful. Indemnification is not permitted in connection with a proceeding by or in the right of the corporation in which the director or officer was adjudged liable to the corporation or, in connection with any other proceeding charging improper personal benefit to him, in which he was adjudged liable on the basis that improper benefit was improperly received by him.

     The above discussion of the Articles and Article 10 of the VSCA is only a summary and is qualified in its entirety by the full text of each of the foregoing.

Item 16. Exhibits.

List of Exhibits
The following exhibits are included as a part of this Registration Statement or incorporated herein by reference.

  Exhibit No.                            Document Description
  -----------                            --------------------

    5.1 Opinion of Doepken Keevican & Weiss Professional Corporation (to be filed by amendments)

    23.1                      Consent of Arthur Andersen LLP

    23.2 Consent of Doepken Keevican & Weiss Professional Corporation to be (to be included in Exhibit 5.1)


Item 17. Undertakings.

     The undersigned Registrant hereby undertakes:

          (a) (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

               (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

          Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the Registration Statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, Commonwealth of Pennsylvania on the 20th day of December, 1996.

                                                       NOXSO CORPORATION


                                                       By:  /s/ Lewis G. Neal
                                                            --------------------
                                                            Lewis G. Neal
                                                            President

                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Lewis G. Neal and John L. Haslbeck, and each of them, with full power to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign any or all amendments to this Registration Statement, including post-effective amendments, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents of any of them, or any substitute or substitutes, lawfully do or cause to be done by virtue hereof.

     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

         Name/Signature                          Title                             Date
         --------------                          -----                             ----
                                      President, Director                      December 20, 1996
 /s/ Lewis G. Neal                    (Principal Executive Officer)
 ------------------------
     Lewis G. Neal
                                      Vice President, Treasurer,               December 20, 1996
 /s/ John L. Haslbeck                 Director (Principal Financial and
 -------------------------            Accounting Officer)
     John L. Haslbeck

 /s/ Robert M. Long                   Secretary, Director                      December 20, 1996
 -------------------------
     Robert M. Long

 /s/ Stephen C. Voss                  Director                                 December 20, 1996
 --------------------------
     Stephen C. Voss

                         EXHIBIT INDEX


Exhibit No.               Description                                    Page
-----------               -----------                                    ----

   23.1                   Consent of Arthur Andersen LLP